

Mail Stop 3628

January 31, 2019

Brett Seybold
Chief Executive Officer
USAA Acceptance, LLC
1105 North Market Street, Suite 1300
Wilmington, Delaware 19801

> **Re: USAA Acceptance, LLC**
> **Registration Statement on Form SF-3**
> **Filed January 18, 2019**
> **File No. 333-229302**

Dear Mr. Seybold:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 with any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Stuart Litwin, Esq.
        Mayer Brown LLP

        Scott Shreder, Esq.
        USAA Acceptance, LLC